SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15 (de) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 0-17156

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:  Merisel, Inc. 401(k) Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:  Merisel, Inc. 127 West 30th Street, New York, NY  10001

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements
and Supplemental Schedules

December 31, 2010

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Table of Contents

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements: Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010	3

Notes to Financial Statements	4-11

Supplemental Schedules

Schedule of Delinquent Contributions	12

Schedule of Assets (Held at End of Year) as of December 31, 2010	13

Signatures	14

Exhibit Index	15

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Merisel, Inc. 401(k) Retirement Savings Plan
New York, NY

We have audited the accompanying statements of net assets available for benefits of the Merisel, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental  Schedule of Assets (Held at End of Year)  and Schedule of Delinquent Contributions as of and for the year ended December 31, 2010 are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

BDO USA, LLP
New York, New York

Date: June 29, 2011

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments : Prudential Retirement Insurance group annuity contract:
Pooled separate accounts	$11,378,410	$10,194,196
Guaranteed income fund	5,781,997	6,148,155
Merisel, Inc. common stock	10,232	19,115

Total investments	17,170,639	16,361,466

Receivables:
Notes receivable from participants	462,826	472,889

Total assets	17,633,465	16,834,355

Net assets available for benefits	$17,633,465	$16,834,355

See notes to financial statements

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Interest income	$185,230
Net depreciation in fair value of Merisel, Inc. common stock	(11,083)
Net appreciation in fair value of pooled separate accounts	1,709,508
Total investment income	1,883,655

Contributions:
Employer	12,565
Participant	1,009,352
Rollover	122,801
Total contributions and rollovers	1,144,718

Total additions	3,028,373

Deductions from net assets attributed to:

Benefits paid to participants	2,133,860
Deemed distributions	84,806
Administrative expenses and other deductions, net	10,597
Total deductions	2,229,263

Net increase in net assets during the year	799,110

Net assets available for benefits:
Beginning of year	16,834,355

End of year	$17,633,465

See notes to financial statements

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

1.  Description of Plan
The following description of the Merisel, Inc. 401(k) Retirement Savings Plan ("Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering employees of Merisel, Inc. the (“Company”) who have 30 days of service and are aged twenty-one years or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Each year, participants may contribute up to 100 percent of pretax annual compensation, as defined by the Plan.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may match certain of those contributions at the discretion of the Board of Directors. During January 2009, the Company contributed 50 percent of the first 6 percent of compansention that a participant contributued to the plan.In January 2009, the Board of Directors elected to discontinue the Company’s matching contribution. As of December 31, 2010, the Company does not match employee contributions.

Investment Options
Prudential Bank and Trust Company is the trustee while Prudential Retirement Insurance and Annuity Company (collectively “Prudential”) is the custodian and record keeper of the plan.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The investment options, under the Plan’s group annuity contract with Prudential, are comprised of pooled separate accounts, funds held in the insurance company general account reflecting a guaranteed income fund, and Merisel Inc.’s common stock.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, contributions or account balances, as specified by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of service.  A participant is 100 percent vested after four  years of credited service.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum  of $50,000 limited to 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear an interest rate equal to 2 percentage points above the prime rate stated in the Wall Street Journal on the day the loan is made.  The interest rates for loans outstanding at December 31, 2010 ranged from 5.25 percent to 10.25 percent.  Principal and interest is paid ratably through payroll deductions.  The repayment terms are five years or less, but a longer repayment may be permitted for a loan used to buy a principal residence.

Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of years.  Inservice distributions are allowed under certain conditions.

Forfeited Accounts
At December 31, 2010 and 2009, forfeited nonvested accounts totaled $28,495 and $11,496, respectively.  These accounts may be used to reduce future employer contributions to the Plan and/or to pay administrative expenses.  In 2010 and 2009, employer contributions were reduced by $0 and $4,804, respectively, and administrative expenses were reduced by $0, for both years, from forfeited nonvested accounts.

2.  Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared under the accrual method of accounting.

Recently Adopted Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06 “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which provides a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements, transfers in and out of Levels 1 and 2, and the separate presentation of information in Level 3 reconciliations on a gross basis rather than net. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009. Level 3 disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 had no material impact on the Plan’s financial statements but expanded disclosures about certain fair value measurements.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

In September 2010, FASB issued Accounting Standards Update No. 2010-25 “Plan Accounting-Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans” (“ASU 2010-25”), which clarifies how loans to participants should be classified and measured. Loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is applied retrospectively to all prior periods presented effective for fiscal years ending after December 15, 2010. The Plan adopted ASU 2010-25 and has presented loans to participants in accordance with this guidance as of December 31, 2010 and 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs,” (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect, if any, that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The fair values of units owned by the Plan in pooled separate accounts are based on underlying investments values on the last trade date of the Plan year.

The relevant accounting standard for defined contribution plans defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by the standard, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at contract value. The Guaranteed Income Fund is stated at fair value in accordance with the provisions of the standard. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses. Contract value approximates fair value.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis.

The Plan’s investment in Merisel, Inc. common stock is stated at fair value as determined by quoted market prices.

Risks and Uncertainties
The plan provides for various investments options. Investments are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant’s account balances and the amounts reported in the accompanying financial statements.

Payment of Benefits
Benefits are recorded when paid.

Reclassifications
Certain prior year amounts were reclassified to conform with current year presentation.

Expenses
Expenses incurred in the administration of the Plan are paid by the Plan, unless paid by the Company at its option.  During 2010 and 2009, the Plan paid $5,722 and $9,621, respectively, to Prudential for administrative and transaction charges, as well as for fees related to the purchase and sale of Merisel, Inc. common stock.  The Company at its discretion, paid the fees of the independent registered public accounting firm.

3.  Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
4.  Fair Value Measurements

The Plan follows FASB ASC 820 “Fair Value Measurements” which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the investments at fair value, as of December 31, 2010 and 2009. As required by FASB ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

There were no investments at fair value classified within level 3 as of December 31, 2010 and 2009.

	Investment at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Prudential Retirement Insurance group annuity contract:

Balanced funds	$-	$3,337,289	-	$3,337,289
Fixed income fund	-	174,839	-	174,839
Guaranteed income fund	-	5,781,997	-	5,781,997
International stock fund	-	806,751	-	806,751
Large Cap Stock	-	3,408,684		3,408,684
Mid Cap Stock	-	2,076,532	-	2,076,532
Small Cap Stock	-	1,574,315	-	1,574,315
Other	10,232	-	-	10,232

Total investments at fair value	$10,232	$17,160,407	-	$17,170,639

	Investment at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Prudential Retirement Insurance group annuity contract:

Balanced funds	$-	$3,174,602	-	$3,174,602
Fixed income fund	-	234,092	-	234,092
Guaranteed income fund	-	6,148,155	-	6,148,155
International stock fund	-	795,824	-	795,824
Large Cap Stock	-	2,959,086		2,959,086
Mid Cap Stock	-	1,629,887	-	1,629,887
Small Cap Stock	-	1,400,705	-	1,400,705
Other	19,115	-	-	19,115

Total investments at fair value	$19,115	$16,342,351	-	$16,361,466

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

5.  Investments

The following presents the fair value of investments that represent five percent or more of the Plan’s net assets at December 31, 2010 and 2009:

	2010	2009
Prudential Retirement Insurance group annuity contract accounts:

Guaranteed Income Fund	$5,781,997	$6,148,155
Pooled separate accounts:
Dryden S&P 500 ® Index Fund	1,364,877	1,176,845
Fidelity Advisor Equity Growth Account	1,348,831	1,176,732
Lifetime Balanced Fund	1,118,791	1,058,463
Lifetime Conservative Growth Fund	933,912	890,832
Wells Fargo Advantage Small Cap Value Fund	1,205,537	1,112,472
Mid Cap Growth/Artisan Partners Fund	1,023,712	827,151

Merisel, Inc. Common Stock	*	*

* Amount represents less than 5%.

For the year ended December 31, 2010, the net appreciation in the fair value of investments in pooled separate accounts was $1,709,508 and the net depreciation of the fair value of the   investment in Merisel, Inc. Common Stock was $11,083.

The investment contracts (Guaranteed Account) earned an average interest rate of approximately 2.75% and 3.0% in the years ended December 31, 2010 and 2009, respectively. The credited interest rates for new contributions, which approximate the current market rate, were 2.75% and 3.0% at December 31, 2010 and 2009, respectively. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance, which approximate the current market rate, were 2.75% at December 31, 2010 and 2009, and were determined based upon the performance of the Plan’s general account. The credited interest rates can be changed semi-annually. The guarantee is based on the Prudential’s ability to meet its financial obligations from its general assets. Restrictions apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

6.  Tax Status

The Plan is an individually designed plan. The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is tax exempt; therefore, no audits for any tax periods are in progress and there is no related interest or penalties related to uncertain tax positions.

7.  Party-In-Interest Transactions

Certain plan investments are separate accounts managed by Prudential.  Since Prudential is the trustee, custodian, and record keeper as discussed in Note 1, Plan expenses discussed in Note 2 are considered party-in-interest transactions.  Participant loans and Merisel, Inc. common stock are also considered party-in-interest transactions.

8. Delinquent Participant Contributions

The Company is required to remit the employee deferrals to the Plan at the earliest date that such amounts are able to be reasonably segregated from the Company’s general assets but no later than 15 days. During the Plan year ended December 31, 2010, employee withholdings from one payroll in the amount of $10,352 were remitted within the 15 day requirement but not at the earliest day reasonable segregated. This transaction constitutes a prohibited transaction as defined by ERISA.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
(EIN 95-4172359 Plan 004)
Schedule of Deliquent Contributions

Year Ended December 31, 2010

(a)	(b)	(c)	(d)
Year	Description	Participant contributions transferred late to plan	Total that constitutes nonexempt prohibited transactions

2010	Employee contributions	$10,352	10,352

* The Company is required to remit the employee deferrals to the Plan at the earliest date that such amounts are able to be reasonably segregated from the Company’s general assets but no later than 15 days. During the Plan year ended December 31, 2010, employee withholdings from one payroll in the amount of $10,352 were remitted within the 15 day requirement but not at the earliest day reasonable segregated. This transaction constitutes a prohibited transaction as defined by ERISA.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
(EIN 95-4172359 Plan 004)
Schedule of Assets (Held at End of Year)
(Schedule H, Part IV, Item 4i - Form 5500)

December 31, 2010

Identity of issuer or borrower	Description of investment	Cost	Current value
		**

*Prudential Retirement Insurance
Guaranteed Income Fund	Guaranteed Income Fund		$ 5,781,997
Dryden S&P 500 ® Index Fund	Pooled Separate Account		1,348,831
Fidelity Advisor Equity Growth Account	Pooled Separate Account		1,364,877
Lifetime Aggressive Growth Fund	Pooled Separate Account		566,481
Lifetime Growth Fund	Pooled Separate Account		718,106
Lifetime Balanced Fund	Pooled Separate Account		1,118,791
Lifetime Conservative Growth Fund	Pooled Separate Account		933,912
International Blend/Munder Capital Fund.	Pooled Separate Account		701,942
Mid Cap Value Fund (Wellington Mgmt.)	Pooled Separate Account		732,120
Wells Fargo Advantage Small Cap Value Fund	Pooled Separate Account		1,205,537
AllianceBerstein Growth & Income Fund	Pooled Separate Account		608,682
Mid Cap Growth/Artisan Partners Fund	Pooled Separate Account		1,023,712
Small Cap Growth/Granahan Fund	Pooled Separate Account		319,852
Thornburg International Value Fund	Pooled Separate Account		104,809
T. Rowe Growth Stock Fund	Pooled Separate Account		55,637
Lord Abbett Small Cap Blend Fund	Pooled Separate Account		30,824
American Century Heritage Account	Pooled Separate Account		99,440
AIM Small Cap Growth Fund	Pooled Separate Account		18,102
Neuberger Berman Partners Trust Class	Pooled Separate Account		61,735
Core Bond Enhanced Index / PIM Fund	Pooled Separate Account		174,839
MSIF Trust U.S. Mid Cap Value Fund	Pooled Separate Account		159,524
Victory Dividend Stock Fund	Pooled Separate Account		30,657
*Participant loans	Loans to participants with interest rates ranging from 5.25% to 10.25%		462,826
*Merisel, Inc.	Shares of plan sponsor common stock		10,232

			$17,633,465
*Indicates a party-in-interest to the Plan as defined by ERISA.

** Cost of participant directed investments is not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2011	Merisel, Inc. 401(k) Retirement Savings Plan
(Name of plan)

	By:	/s/
Victor Cisario
Chief Financial Officer

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

EXHIBIT NO.                                        DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm